Exhibit 1.01

WestRock Company
Conflict Minerals Report
For the Reporting Period from January 1, 2022 to December 31, 2022

1.	OVERVIEW

This Conflict Minerals Report (this “Report”) for the period from January 1, 2022 to December 31, 2022 is presented as an exhibit to the Specialized Disclosure Report on Form SD to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (together, the “Rule”). As used herein, and consistent with the Rule, “conflict minerals” consist of columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten (collectively, “3TG”), without regard to the location of origin of the conflict minerals, and “covered countries” refers to the Democratic Republic of the Congo and any adjoining country.  As provided by the Rule, this Report does not include products manufactured or contracted to be manufactured by entities acquired by WestRock Company (together with its subsidiaries, “we” or the “Company”) after April 2021.

We are a multinational provider of sustainable, fiber-based paper and packaging solutions. As of September 30, 2022, we had more than 300 operating facilities and approximately 50,000 employees. The vast majority of products that we manufacture or contract to manufacture contain no solid metal components.  Recycled and virgin fibers are the primary raw materials for these products.  We also manufacture a relatively small number of products containing solid metal components, of which only a relatively small number contain 3TG.

Because we determined that 3TG is necessary to the functionality of certain components of  permanent displays and packaging machinery we manufacture or contract to manufacture, we are required to undertake a reasonable country of origin inquiry (“RCOI”) to determine if the 3TG originated in a covered country or is from recycled or scrap sources.  Based on this process, we have reason to believe (i) certain of these products originated or may have originated in the covered countries and (ii) those necessary 3TG metals are not or may not be from recycled or scrap sources.  Accordingly, we performed due diligence in an effort to determine the source and chain of custody of the necessary 3TG but were unable to determine its country of origin.  In 2023, we plan to continue our efforts to mitigate the risk that 3TG necessary to the functionality or production of our products benefits or finances armed groups in a covered country.

2. REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE PROCESS

We designed our RCOI and due diligence measures to conform, in all material respects, with the framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for tin, tantalum, and tungsten and gold.

The Company has established a Conflict Minerals Policy, accessible through our website, that articulates our goal to use only 3TG that does not directly or indirectly finance or benefit armed groups in any covered country.  Also, our standard form supply agreement templates and continuing product guarantee forms for materials that become a part of our finished products contain provisions that require suppliers to provide us with information about the existence and source of 3TG in their products (the “3TG provisions”).  In addition, we maintain mechanisms for employees and suppliers to report possible improper or unethical issues. Suppliers may report concerns using our Responsible Sourcing webpage. Employees may report concerns through business resources, the legal department or our ethics hotline.

The materials we purchase are multiple manufacturing steps downstream of smelters. As a result, we used a data-driven and risk-based approach (i) to identify products manufactured by us or contracted to be manufactured by us during the reporting period that contain or may contain 3TG necessary to their functionality or production and (ii) to determine if the 3TG have or may have originated from the covered countries.  To identify which metals, if any, are contained in these products, a cross-functional team reviewed relevant data resources, such as declaration/certification surveys and procurement data. The team included individuals from the procurement, operations, enterprise logistics, product stewardship and legal departments. Our Chief Procurement Officer and Chief Environmental Officer co-sponsor the team.  We also distributed a survey to the general managers of our manufacturing locations, excluding recycling and wood chip plants, to identify products manufactured or contracted to be manufactured during the reporting period that potentially contained 3TG and, as applicable, the relevant suppliers.

Based on the results of the reviews and surveys, we endeavored to engage 250 direct suppliers of these materials (the “identified suppliers”), which we have determined is the most effective way to gather information on the source and chain of custody of 3TG.  For this reporting period, we requested that all identified suppliers complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”).

We reviewed, assessed and categorized more than 170 identified supplier responses to evaluate whether the materials in question contained or may contain 3TG and, if so, whether any smelters in the identified supplier’s supply chain sourced the 3TG from the covered countries.  We utilized the audit results of 3TG smelters and refiners available through RMI as part of this analysis.  We reviewed this data against risk-based criteria developed by our team and grouped the supplier responses into categories indicating the level of potential risk.  The substantial majority of supplier responses indicated that their products did not contain any 3TG.  However, certain suppliers were unable to determine whether the products we purchased contained 3TG or whether necessary 3TG therein originated in a covered country, and we classified these responses as higher risk.  We requested follow-up information from many of these suppliers and repeatedly requested a completed CMRT from non-responding suppliers.

Following our analysis, we concluded that this information did not provide sufficient detail to identify which smelter(s) processed the 3TG contained in our products; therefore, we are unable to determine the smelters used to produce the 3TG in our products during the reporting period. Likewise, we have insufficient data to enable us to identify the country of origin of all 3TG in our products.

3. RISK MITIGATION STEPS

We view the process described above as ongoing.  In 2023, we intend to refine and improve our procedures to mitigate the risk that 3TG necessary to the functionality or production of our products benefits or finances armed groups in a covered country.  We continue to expect our suppliers to comply with our Conflict Minerals Policy and, consistent with our Supplier Principles of Conduct, to disclose to us if they source any 3TG in our products from covered countries.  We intend to continue our engagement with suppliers about these issues, including any identified supplier that did not provide a completed CMRT for this reporting period.  We also plan to continue including 3TG provisions to the extent possible in new and amended supplier contracts and certain continuing product guarantees.

4. FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report reflect our expectation with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Forward-looking statements are subject to a variety of uncertainties, unknown risks and other factors concerning our operations and business environment, are difficult to predict and may be beyond our control. Factors that could adversely affect our future performance with respect to the matters discussed in this Report include those described under the heading “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended September 30, 2022 and subsequent filings with the Securities and Exchange Commission; the responsible sourcing of 3TG in our supply chain by our direct and indirect suppliers; and the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of 3TG contained in our supply chain.